EXHIBIT 99.1

Just Energy Reports Fiscal First Quarter 2022 Results

TORONTO, Aug. 16, 2021 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSXV:JE; OTC:JENGQ), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers announced its first quarter results for fiscal year 2022.

“Although the Company continues to see the impacts of the loss of customers last year in our financial results, our Q1 FY 2022 sales continue to validate our strategy as our mass markets RCE additions grew to 81,000 compared to 66,000 in Q4 FY 2021. We continue to see results from our increased investment in digital marketing as well as rebuilding our face-to-face retail channel following the impacts of the COVID-19 pandemic,” said Scott Gahn, Just Energy’s President and Chief Executive Officer.

“Our operational performance during the first quarter demonstrates our continued commitment to our customers, employees, partners, and our pursuit of growth in key markets”, added Mr. Gahn, continuing, “we are also continuing to work closely with our valued stakeholders towards a successful restructuring plan.”

First Quarter FY 2022 Performance

  Base EBITDA decreased by 43% from the prior comparable quarter to $23.0 million due to lower Base gross margin and increased investment in digital marketing, partially offset by lower administrative, selling commission and bad debt expenses.

  Base gross margin decreased by 27% from the prior comparable quarter to $99.6 million, with the decrease primarily driven by a lower customer base, unfavourable exchange rate fluctuations and favourable resettlements during the prior comparable quarter.

  Total Mass Markets RCE decreased by 1% during the quarter to 1,127,000, due to the one-time 29,000 loss related to regulatory changes in New York coming into effect in April 2021. Excluding the impacts of the New York regulatory change, Total Mass Markets RCE increased by 23,000 or 2% during the quarter.

  The Company ended the quarter with $184.3 million of total liquidity, comprised of cash and cash equivalents. The Company owes $154.9 million under its DIP facility and has $997.2 million of total liabilities subject to compromise. The Company also recorded $20.0 million of reorganization costs during the quarter.

  Profit from continuing operations was $275.3 million, compared to a profit from continuing operations of $82.1 million during the prior comparable quarter primarily driven by unrealized gains on derivative financial instruments associated with supply contracts.

  The Company continues to work with its stakeholders under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) proceedings.

Fiscal First Quarter Financial Highlights:
For the three months ended June 30
$ in thousands, except customer data	Fiscal 2022	Fiscal 2021	Change
Sales	$608,672	$685,694	-11%
Base gross margin[1]	$99,617	$136,279	-27%
Base EBITDA[1]	$23,021	$40,479	-43%
Unlevered free cash flow [1]	$7,610	$21,897	-65%
Total liquidity	$184,271	$80,540	229%
RCE Mass Markets count	1,127,000	1,261,000	-11%
RCE Commercial count	1,734,000	1,922,000	-10%

1 See “Non-IFRS financial measures” in the MD&A

  Sales: Decrease primarily driven by a decline in the customer base due to the Company’s continued strategy to increase the onboarding of high-quality customers, regulatory restrictions in Ontario, New York and California; and selling constraints in direct in-person sales channels previously posed by the COVID-19 pandemic; and by competitive pressures on pricing and COVID-19 pandemic in the commercial segment.

  Base gross margin: Decrease was primarily driven by a lower customer base, unfavourable exchange rate fluctuations and favourable resettlements during the prior comparable quarter.

  Base EBITDA: Decrease was primarily driven by lower Base gross margin and increased investment in digital marketing, partially offset by lower administrative, selling commission and bad debt expenses.

  Unlevered free cash flow: Decrease was primarily driven by higher payments to ERCOT associated with the February winter weather event, partially offset by the non-payment of trade and other payables subject to compromise under the CCAA.

Fiscal First Quarter Expense Detail:
For the three months ended June 30
($ thousands)	Fiscal 2022	Fiscal 2021	Change
Administrative expenses[1]	$29,770	$39,953	-25%
Selling commission expenses	$25,294	$35,979	-30%
Selling non-commission and marketing expense	$14,378	$10,981	31%
Bad debt expense	$7,418	$11,940	-38%

1 Includes $3.6 million of Strategic Review costs for the first quarter of fiscal 2021.

  Administrative expenses: Decrease was primarily driven primarily driven by strategic review costs in the prior quarter, lower wages expense, and lower professional and legal fees.

  Selling commission expenses: Decrease was primarily driven by lower sales from direct in-person channels related to the impacts of the COVID-19 pandemic and lower commercial sales driven by competitive pressures and the COVID-19 pandemic in prior periods.

  Selling non-commission and marketing expenses: Increase was due to increased investment in digital marketing.

  Bad debt expense: Decrease was driven by lower revenues from overall lower customer base and improvements in the commercial segment.

Mass Markets Segment Performance

Operating Highlights:
For the three months ended June 30
	Fiscal 2022	Fiscal 2021	Change
Mass Markets gross margin on added/renewed	$239/RCE	$273/RCE	-12%
Embedded gross margin[1] ($ millions)	$1,017	$1,204	-15%
Total gross (RCE) additions	81,000	19,000	326%
Attrition (trailing 12 months)	18%	22%	-18%
Renewals (trailing 12 months)	76%	72%	6%

1See “Non-IFRS financial measures” in the MD&A

  Average Mass Markets gross margin per RCE added or renewed: The decrease was due to a change in channel mix, including lower cost of acquisition channels.
  Mass Markets embedded gross margin: The decline resulted from the lower customer base and the unfavorable foreign exchange.
  Mass Markets gross RCE additions: The increase is due to increased investment in digital marketing and increases in direct in-person channels. The COVID-19 pandemic had substantial impacts on the three months ended June 30, 2020.
  Mass Markets attrition rate: The improvements in attrition reflect the benefits of focus sales to higher quality customers and increased focus on the customer experience.
  Mass Markets renewal rate: The increase was driven by improved retention offerings and increased focus on the customer experience.

Mass Markets RCE Summary:

	4/1/2021	Additions	Attrition	Failed to renew	6/30/2021	Change
Gas	262,000	6,000	(24,000)	(4,000)	240,000	-8%
Electricity	871,000	75,000	(39,000)	(20,000)	887,000	2%
Total Mass Markets RCEs	1,133,000	81,000	(63,000)	(24,000)	1,127,000	-1%

Commercial Segment Performance

Operating Highlights:
For the three months ended June 30
	Fiscal 2022	Fiscal 2021	Change
Commercial gross margin on added/renewed	$86/RCE	$36/RCE	139%
Embedded gross margin[1] ($ millions)	$333	$439	-24%
Total gross commercial (RCE) additions	43,000	26,000	65%
Attrition (trailing 12 months)	9%	12%	-25%
Renewals (trailing 12 months)	49%	55%	-11%

1See “Non-IFRS financial measures” in the MD&A

  Average Commercial gross margin per RCE added or renewed: The increase was due to the change in mix of contracts.
  Commercial embedded gross margin: The decline resulted from the lower customer base and the unfavorable foreign exchange.
  Commercial gross RCE additions: The increase over the prior comparable quarter reflects the substantial COVID-19 pandemic impact on the three months ended June 30, 2020.
  Commercial attrition rate: The increase reflects the improvement in customer retention post COVID-19 pandemic.
  Commercial renewal rate: The decrease reflects a competitive market for Commercial renewals.

Commercial RCE Summary:

	4/1/2021	Additions	Attrition	Failed to renew	6/30/2021	Change
Gas	413,000	4,000	(3,000)	(7,000)	407,000	-1%
Electricity	1,414,000	39,000	(21,000)	(105,000)	1,327,000	-6%
Total Commercial RCEs	1,827,000	43,000	(24,000)	(112,000)	1,734,000	-5%

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and terrapass. Visit https://investors.justenergy.com to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, including, without limitation, statements with respect to increased investment in digital marketing, rebuilding the Company’s face-to-face retail channel following the impacts of the COVID-19 pandemic and working closely with the Company’s stakeholders towards a successful restructuring plan. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to the decisions to be made by the Public Utility Commission of Texas (the “Commission”) in connection with Texas House Bill HB 4492 regarding financing mechanisms to recover certain costs incurred during the February 2021 extreme weather event in Texas (the “Weather Event”), and any potential litigation with respect to such financing mechanism potentially established by the Commission; the ability of the Company to continue as a going concern; the outcome of proceedings under the CCAA proceedings with respect to the Company and similar legislation in the United States; the outcome of any legislative or regulatory actions with respect to the Weather Event; the outcome of any invoice dispute with the Electric Reliability Council of Texas ; the outcome of potential litigation in connection with the Weather Event; the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity; the Company’s discussions with key stakeholders regarding the Weather Event and the CCAA proceedings and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.investors.justenergy.com.

NON-IFRS MEASURES

The financial measures such as “EBITDA”, “Base EBITDA, “Base gross margin”, “Free cash flow” “Unlevered free cash flow” and “Embedded gross margin” do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. This financial measure should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Company believes that these measures are useful in providing relative operational profitability of the Company’s business. Please refer to “Key Terms” in the Just Energy Q1 Fiscal 2022’s Management’s Discussion and Analysis for the Company’s definition of “EBITDA” and other non-IFRS measures.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Michael Carter
Chief Financial Officer
Just Energy
mcarter@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Monitor
FTI Consulting Inc.
Phone: 416-649-8127 or 1-844-669-6340
justenergy@fticonsulting.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.

Supplemental Tables:

Financial and operating highlights
For the three months ended June 30
(thousands of dollars, except where indicated)

		% increase
	Fiscal 2022	(decrease)	Fiscal 2021
Sales	$608,672	(11)%	$685,964
Base gross margin[1]	99,617	(27)%	136,279
Administrative expenses[2]	29,770	(25)%	39,953
Selling commission expenses	25,294	(30)%	35,979
Selling non-commission and marketing expense	14,378	31%	10,981
Bad debt expense	7,418	(38)%	11,940
Reorganization costs	20,009	NMF[3]	-
Finance costs	12,913	(41)%	21,853
Profit from continuing operations	275,299	NMF[3]	82,098
Base EBITDA[1]	23,021	(43)%	40,479
Unlevered free cash flow[1]	7,610	(65)%	21,897
EGM Mass Market	1,017,300	(15)%	1,203,800
EGM Commercial	332,500	(24)%	438,700
RCE Mass Markets count	1,127,000	(11)%	1,261,000
RCE Commercial count	1,734,000	(10)%	1,922,000

1 See “Non-IFRS financial measures” in the MD&A.
2 Includes $3.6 million of Strategic Review costs for the first quarter of fiscal 2021.
3 Not a meaningful figure.

Balance sheet

(thousands of dollars)

	As at	As at
	6/30/2021	3/31/2021
Assets:
Cash	$184,271	$215,989
Trade and other receivables, net	365,766	340,201
Total fair value of derivative financial assets	270,755	35,626
Other current assets	148,826	163,405
Total assets	1,311,278	1,091,806

Liabilities:
Trade and other payables	$945,977	$921,595
Total fair value of derivative financial liabilities	19,338	75,146
Total debt	623,186	655,740
Total liabilities	1,622,815	1,686,628

SUMMARY OF CASH FLOWS
For the three months ended June 30
(thousands of dollars)
	Fiscal 2022	Fiscal 2021
Operating activities from continuing operations	$(1,314)	$10,649
Investing activities from continuing operations	(1,809)	(1,686)
Financing activities from continuing operations	(26,234)	(14,353)
Effect of foreign currency translation	(2,361)	(697)
Decrease in cash	(31,718)	(6,087)
Cash and cash equivalents – beginning of period	215,989	26,093
Cash and cash equivalents – end of period	$184,271	$20,006